SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                               CHYRON CORPORATION

- ---------------------------------------------------------------
                               (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE

- ---------------------------------------------------------------
                        (Title of Class of Securities)

                                   171605108
                      ----------------------------------
                                (CUSIP Number)

                    John C. Jost, Dow, Lohnes & Alberston
          1255 Twenty-Third Street, N.W., Washington, D.C.  20037
                                 (202) 857-2680
- -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 26, 1995
               -------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.      171605108
         -------------------------


1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Sepa Technologies Ltd. Co.
   c/o Percival Hudgins & Company, Inc.
   3100 Cumberland Circle, Suite 1525
   Atlanta, Georgia  30339-5939
   -

2. CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*

   (a)       (b)
       ----      ----

   Not Applicable


3. SEC USE ONLY


4. SOURCE OF FUNDS*

   00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS
   2(D) OR 2(E)

   Not Applicable

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Georgia

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7. SOLE VOTING POWER

   53,414,732

8. SHARED VOTING POWER

   0

9. SOLE DISPOSITIVE POWER

   53,414,732


10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    53,414,732

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

    Not Applicable

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    61.1%

14. TYPE OF REPORTING PERSON*

    HC

ITEM 1.   SECURITY AND ISSUER.

See statement on Schedule 13D, as amended by Amendment 1 thereto and Amendment 2 thereto, previously filed.

This Amendment 3 to the statement on Schedule 13D dated June 24, 1994 and filed July 5, 1994, as amended by Amendment 1 thereto dated August 2, 1994 and filed August 5, 1994 and as amended by Amendment 2 thereto dated May 15, 1995 and filed May 15, 1995, is being filed by Sepa Technologies Ltd., Co. (hereinafter "SEPA") with regard to the common stock, par value $0.01 per share, (hereinafter "COMMON STOCK") of Chyron Corporation (hereinafter "COMPANY"). Sepa owns 14,000,000 shares of Common Stock. In addition, Sepa owns all of the issued and outstanding shares of stock of Pesa Electronica, S.A., a Spanish corporation, which in turn owns all of the issued and outstanding shares of stock of Pesa, Inc., a Delaware corporation (hereinafter "PESA"). Pesa owns 59,414,732 shares of Common Stock, over which Sepa has ultimate voting and investment control. Accordingly, Sepa in the aggregate beneficially owns 73,414,732 shares of Common Stock.

The purpose of this Amendment 3 is to report the sale by Pesa of 10,000,000 shares of Common Stock on May 26, 1995, the intended sale by Pesa of 49,414,732 shares of Common Stock and the intended sale by Sepa of 5,000,000 shares of Common Stock.

ITEM 2.   IDENTITY AND BACKGROUND.

No material change - see statement on Schedule 13D, as amended by Amendment 1 thereto and Amendment 2 thereto, previously filed.

Item 3.  Source and Amount of Funds or Other Considerations.

No material change - see statement on Schedule 13D, as amended by Amendment 1 thereto and Amendment 2 thereto, previously filed.

ITEM 4.   PURPOSE OF TRANSACTION.

    (a)   See statement on Schedule 13D, as amended by Amendment
          1 thereto and Amendment 2 thereto, previously filed.

          Pursuant to the agreements in principle executed by Pesa and Sepa with the MWW Group on May 11 and May 12, 1995, Pesa and Sepa each separately executed on May 26, 1995 a Stock Purchase Agreement (hereinafter Collectively "STOCK PURCHASE AGREEMENTS") pursuant to which Pesa and Sepa did and would sell in the aggregate 64,414,732 shares of Common Stock for total consideration in the amount of $32,319,071.36, as summarized below. Copies of the Stock Purchase

          Agreements are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference. At the execution of, and pursuant to, the Stock Purchase Agreements, on May 26, 1995 Pesa sold to CC Acquisition Company A, L.L.C. (an affiliate of the MWW Group) (hereinafter "ACQUISITION COMPANY A") 10,000,000 shares of Common Stock (hereinafter "FIRST TRANCHE OF SHARES") for $5,000,000 in cash consideration paid on the date of execution.

          At the execution of, and pursuant to, the Stock Purchase Agreements, on May 26, 1995 (i) Pesa delivered to Acquisition Company A stock certificates representing 10,000,000 shares of Common Stock registered in the name of Acquisition Company A, which the latter immediately endorsed in blank and deposited in escrow (hereinafter "SECOND TRANCHE OF SHARES");
          (ii) Pesa deposited in escrow stock certificates representing 10,000,000 shares of Common Stock endorsed in blank (hereinafter "THIRD TRANCHE OF SHARES"); and
          (iii) Sepa deposited in escrow stock certificates representing 14,000,000 shares of Common Stock Endorsed in blank (hereinafter "SEPA TRANCHE OF SHARES").

          At "closing" of the Stock Purchase Agreements (as that term is defined therein),(i) the escrow agent will deliver to Acquisition Company A the Second and Third Tranche of Shares, and Acquisition Company A will pay to Pesa $10,600,000 in cash; (ii) Pesa will transfer to CC Acquisition Company B, L.L.C. (an affiliate of the MWW Group)(hereinafter "ACQUISITION COMPANY B") 29,414,732 shares of Common Stock (hereinafter "FOURTH TRANCHE OF SHARES") -- which Acquisition Company B will immediately deposit in escrow endorsed in blank -- in return for $14,119,071.36, payable in installments over a 47-month period and which shares will be released from escrow as the installments are paid; and (iii) the escrow agent will deliver to Acquisition Company A 5,000,000 of the Sepa Tranche of Shares, duly endorsed thereto, the escrow agent will deliver to Sepa 9,000,000 of the Sepa Tranche of Shares, and Acquisition Company A will pay to Sepa $2,600,000 in cash.

          In the event that Acquisition Company B were to fail to make an above-described installment payment, the escrow agent would deliver the shares relating to such payment to Pesa, which would be Pesa's sole remedy against Acquisition Company B.

          In the event that the Stock Purchase Agreements were not to close (i) due to a breach by Acquisition Company A, the escrow agent would deliver the Second and Third Tranche of Shares to Pesa; (ii) due to a breach by Pesa, the escrow agent would deliver the Second Tranche of Shares to Acquisition Company A and the Third Tranche of Shares to Pesa; and (iii) due to the Stock Purchase Agreement's abandonment or mutual termination, the escrow agent would deliver the Second and Third Tranches of Shares to Pesa.

          Closing on the Stock Purchase Agreements is contingent upon, among other things, the receipt of requisite governmental, judicial, corporate and third-person approvals.

          (b)  No material change - see statement on Schedule
               13D, as amended by Amendment 1 thereto and Amendment 2 thereto, previously filed.

          (c)  No material change - see statement on Schedule
               13D, as amended by Amendment 1 thereto and Amendment 2 thereto, previously filed.

          (d) See statement on Schedule 13D, as amended by Amendment 1 thereto and Amendment 2 thereto, previously filed.

               Immediately prior to execution of the Stock
               Purchase Agreements, the Board of Directors of the Company unanimously approved the Stock Purchase Agreements and elected Michael Wellesley-Wesley, Vice President of Acquisition Company A and of Acquisition Company B, as a member of the Board.

               A condition of closing of the Stock Purchase
               Agreements is the resignation of Sepa's and Pesa's representatives on the Board of Directors of the Company and the election thereto of Acquisition Company A's and Acquisition Company B's representatives, thereby resulting in their obtaining control of the Board.

               Copies of the Stock Purchase Agreements are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

          (e)-(j)   No material change - see statement on
                    Schedule 13D, as amended by Amendment 1
                    thereto and Amendment 2 thereto, previously filed.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

          (a) See statement on Schedule 13D, as amended by Amendment 1 thereto and Amendment 2 thereto, previously filed.

               Copies of the Stock Purchase Agreements are attached hereto as Exhibits 1 and 2 and are incorporated herein by reference.

               Following the execution of the Stock Purchase Agreements and the resulting sale by Pesa of the First Tranche of Shares to Acquisition Company A on May 26, 1995, Sepa is the beneficial owner in the aggregate of 53,414,732 shares of Common Stock, of which 14,000,000 are directly owned by Sepa and 39,414,732 are indirectly owned through Pesa (albeit excluded from said 39,414,732 shares is the Second Tranche of Shares -- 10,000,000 -- which are registered in the name of Acquisition Company A but held in escrow endorsed in blank). The Company has advised Sepa that as of May 2, 1995 there were 87,460,479 shares of Common Stock issued and outstanding. Accordingly, as of May 26, 1995, Sepa is the beneficial owner of approximately 61.5% of the issued and outstanding shares of Common Stock (72.5% if the Second Tranche of Shares were included).

               In the event that the Stock Purchase Agreements were to close, Sepa would in the aggregate beneficially own 9,000,000 shares of Common Stock, all of which would be directly owned by Sepa and none by Pesa. The Company has advised Sepa that as of May 2, 1995 there were 87,460,479 shares of Common Stock issued and outstanding. Therefore, assuming that the Stock Purchase Agreements were to close, Sepa would subsequently beneficially own approximately 10.3% of the issued and outstanding shares of Common Stock.

               Copies of the Stock Purchase Agreements are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

       (b) See statement on Schedule 13D, as amended by Amendment 1 thereto and Amendment 2 thereto, previously filed.

               The Stock Purchase Agreements provide that (i) Acquisition Company A has the right to vote the Second Tranche of Shares held in escrow, (ii) Pesa has the right to vote the Third Tranche of Shares held in escrow, (iii) Sepa has the right to vote the Sepa Tranche of Shares held in escrow, and
               (iv) Acquisition Company B has the right to vote the Fourth Tranche of Shares held in escrow.

               The Stock Purchase Agreements provide that until the "Release Time" (as that term is defined therein), Sepa and Pesa must vote their shares of Common Stock against (i) any merger, consolidation, reorganization, other business combination or capitalization involving the Company, (ii) any sale of assets of the Company,
               (iii) any stock split, stock dividend or reverse stock split relating to any class or series of the Company's stock, (iv) any issuance of any shares of capital stock of the Company, any option, warrant or other right calling for the issuance of any such shares of capital stock, or any security convertible into or exchangeable for any such shares of capital stock, (v) any authorization of any other class or series of stock of the Company,
               (vi) the amendment of the certificate of incorporation (or other charter document) or the by-laws of the Company, or (vii) any other proposition the effect which may be to prohibit, restrict, or delay materially the consummation of any of the transactions contemplated by the Stock Purchase Agreements or to impair materially the consummation of any of the transactions contemplated by the Stock Purchase Agreements or to impair materially the contemplated benefits to Acquisition Company A and Acquisition Company B of the transactions contemplated by the Stock Purchase Agreements.

               Furthermore, the Stock Purchase Agreements provide that until the Release Time, Sepa and Pesa must use their best efforts to prevent the Company from granting any stock options under the Chyron
               Corporation 1995 Long-Term Incentive Plan.

               The term "Release Time" is defined to mean the earlier to occur of (i) closing, (ii) the rightful termination of the Stock Purchase Agreements by Sepa and Pesa, (iii) the abandonment of the Stock Purchase Agreements by the parties, or (iv) September 30, 1995.

               Upon closing of Sepa's Stock Purchase Agreement, Sepa would agree to vote its remaining 9,000,000 shares of Common Stock in accordance with the direction of Acquisition Company A and in furtherance thereof would deliver at the closing to Acquisition Company A its proxy relating to the voting of such Common Stock.

               Upon closing of Sepa's Stock Purchase Agreement, Sepa would agree not to sell or otherwise dispose of its remaining 9,000,000 shares of Common Stock except (i) to an "Affiliate" of Sepa (as that term is defined in the Stock Purchase Agreement), (ii) subject to Acquisition Company A's right of first refusal, or (iii) pursuant to certain permitted sales under Rule 144 promulgated under the Securities Act of 1933, as amended, provided that Sepa may not make any such Rule 144 sales during the two-year period following the closing and further provided that the annual aggregate amount of shares sold by Sepa pursuant to Rule 144 does not exceed 500,000 shares.

               Copies of the Stock Purchase Agreements are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

       (c)-(e) No material change - see statement on Schedule
               13D, as amended by Amendment 1 thereto and Amendment 2 thereto, previously filed.

ITEM 6.  CONTRACTS, AGREEMENTS, UNDERTAKINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

See statement on Schedule 13D, as amended by Amendment 1 thereto and Amendment 2 thereto, previously filed.

See Item 4 and Item 5 above, which are hereby incorporated herein by reference.

The Sepa Stock Purchase Agreement further provides that (a) Acquisition Company A will not take any action to cancel the Management Agreement between Sepa and the Company prior to December 31, 1997, (b) the management fees payable thereunder will be subject to an annual limit of $1.5 million, and (c) the parties will negotiate in good faith the modification of certain terms of said agreement in order to proved for the deferral of payments (upon payment of interest thereon) to Sepa thereunder in light of the cash flow of the Company.

The Pesa Stock Purchase Agreement further provides that the
Company and Acquisition Company A will enter into a registration rights agreement with regard to the First Tranche of Shares.

Copies of the Stock Purchase Agreements are attached hereto as Exhibits 1 and 2 and are incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1   -   Stock Purchase Agreement by and among CC
                Acquisition Company A, L.L.C., CC Acquisition
                Company B, L.L.C., and Pesa, Inc., dated May 26,
                1995.

Exhibit 2   -   Stock Purchase Agreement by and among CC
                Acquisition Company A, L.L.C., Sepa Technologies
                Ltd., Co., and John A. Servizio, dated May 26,
                1995.













                            SIGNATURE


               After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   SEPA TECHNOLOGIES LTD., CO.



Date:  5/26/95                   By:  /s/ Miguel S. Moraga
      -----------                   ----------------------------
                                    Miguel S. Moraga
                                    Treasurer and Chief
                                      Financial Officer

                          EXHIBIT INDEX

DOCUMENT

Exhibits:

Exhibit 1      Stock Purchase Agreement by and among
               CC Acquisition Company A, L.L.C.,
               CC Acquisition Company B, L.L.C., and
               Pesa, Inc., dated May 26, 1995

Exhibit 2      Stock Purchase Agreement by and among
               CC Acquisition Company A, L.L.C.,
               Sepa Technologies Ltd., Co., and
               John A. Servizio, dated May 26, 1995